UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

James River Coal Company
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
470355207
(CUSIP Number)
November 28, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons.	J-K NAVIGATOR FUND, L.P.
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☒
3.		SEC Use Only
4.		Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	1,794,392

	6.	Shared Voting Power	0

	7.	Sole Dispositive Power	1,794,392

	8.	Shared Dispositive Power	0

9.		Aggregate Amount Beneficially Owned by Each Reporting Person	1,794,392
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row (9)	8.2%
12.		Type of Reporting Person (See Instructions)	PN

1.	Names of Reporting Persons.	STEELHEAD OFFSHORE, LTD.
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☒
3.		SEC Use Only
4.		Citizenship or Place of Organization	Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	1,429,072

	6.	Shared Voting Power	0

	7.	Sole Dispositive Power	1,429,072

	8.	Shared Dispositive Power	0

9.		Aggregate Amount Beneficially Owned by Each Reporting Person	1,429,072
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row (9)	6.5%
12.		Type of Reporting Person (See Instructions)	OO

1.	Names of Reporting Persons.	STEELHEAD PARTNERS, LLC
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☒
3.		SEC Use Only
4.		Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	3,250,464

	6.	Shared Voting Power	0

	7.	Sole Dispositive Power	3,250,464

	8.	Shared Dispositive Power	0

9.		Aggregate Amount Beneficially Owned by Each Reporting Person	3,250,464
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row (9)	14.8%
12.		Type of Reporting Person (See Instructions)	IA

1.	Names of Reporting Persons.	JAMES MICHAEL JOHNSTON
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☒
3.		SEC Use Only
4.		Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0

	6.	Shared Voting Power	3,250,464

	7.	Sole Dispositive Power	0

	8.	Shared Dispositive Power	3,250,464

9.		Aggregate Amount Beneficially Owned by Each Reporting Person	3,250,464
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row (9)	14.8%
12.		Type of Reporting Person (See Instructions)	IN/HC

1.	Names of Reporting Persons.	BRIAN KATZ KLEIN
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☒
3.		SEC Use Only
4.		Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0

	6.	Shared Voting Power	3,250,464

	7.	Sole Dispositive Power	0

	8.	Shared Dispositive Power	3,250,464

9.		Aggregate Amount Beneficially Owned by Each Reporting Person	3,250,464
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row (9)	14.8%
12.		Type of Reporting Person (See Instructions)	IN/HC

Item 1.

(a)         Name of Issuer:

James River Coal Company

(b)         Address of Issuer’s Principal Executive Office:

901 E. Byrd Street, Suite 1600
Richmond, VA  23219

Item 2.

(a)         Name of Person Filing:

J-K Navigator Fund, L.P. (“Navigator”)
Steelhead Offshore, Ltd. (“Offshore”)
Steelhead Partners, LLC (“Steelhead”)
James Michael Johnston
Brian Katz Klein

(b)         Address of Principal Business Office or, if none, Residence:

The business address of each of Navigator, Steelhead, James Michael Johnston and Brian Katz Klein is 1301 First Avenue, Suite 201, Seattle, WA  98101.  The business address of Offshore is c/o Citco Fund Services (Bermuda) Limited, Washington Mall West, 2nd Floor, 7 Reid Street, Hamilton HM 11 Bermuda.

(c)         Citizenship:

Reference is made to Item 4 of pages 2–6 of this Schedule 13G (this “Schedule”), which Items are incorporated by reference herein.

(d)         Title of Class of Securities:

Common Stock, par value $.01 per share

(e)         CUSIP Number:

470355207

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐     (a)     Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

☐     (b)      Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐     (c)      Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

☐     (d)      Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

☒      (e)     An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐     (f)     An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☒      (g)      A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

☐     (h)      A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐     (i)       A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐      (j)       Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reference is hereby made to Items 5-9 and 11 of pages 2 - 6 of this Schedule, which Items are incorporated by reference herein.

The securities to which this Schedule relates (the “Securities”) are owned by certain investment limited partnerships and funds, including Navigator and Offshore, for which Steelhead serves as general partner and/or investment manager.  Steelhead, as general partner and investment manager of Navigator and those other investment limited partnerships and investment manager of Offshore, and J. Michael Johnston and Brian K. Klein, as the member-managers and owners of Steelhead, may therefore be deemed to beneficially own Securities owned by Navigator, Offshore and such other investment limited partnerships for the purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”) insofar as they may be deemed to have the power to direct the voting or disposition of those Securities.

Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that Steelhead, Mr. Johnston or Mr. Klein is, for any other purpose, the beneficial owner of any of the Securities, and each of Steelhead, Mr. Johnston and Mr. Klein disclaims beneficial ownership as to the Securities, except to the extent of his or its pecuniary interests therein.

Under the definition of “beneficial ownership” in Rule 13d-3 under the Act, it is also possible that the individual general partners, executive officers, and members of the foregoing entities might be deemed the “beneficial owners” of some or all of the Securities insofar as they may be deemed to share the power to direct the voting or disposition of the Securities.  Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the Securities, and such beneficial ownership is expressly disclaimed.

The calculation of percentage of beneficial ownership in item 11 of pages 2 - 6 was derived from the Issuer’s Current Form 8-K filed with the Securities and Exchange Commission on December 3, 2007 and the Issuer’s Prospectus Supplement dated November 27, 2007 filed with the Commission on November 29, 2007.  Based on the foregoing, the reporting persons have assumed for the purposes of this Schedule that the total number of shares of the Issuer’s common stock currently outstanding is 21,911,727 shares.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Steelhead serves as general partner and/or investment manager to certain investment limited partnerships, including Navigator, and as investment manager to Offshore, that have the right to receive or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Securities.  Other than as reported in this Schedule, no investment limited partnership’s or fund’s holdings exceed five percent of the Issuer’s Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2007	STEELHEAD PARTNERS, LLC By: /s/ James Michael Johnston James Michael Johnston Its Member-Manager
JAMES MICHAEL JOHNSTON /s/ James Michael Johnston James Michael Johnston
BRIAN KATZ KLEIN /s/ Brian Katz Klein Brian Katz Klein

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2007	J-K NAVIGATOR FUND, L.P. By: Steelhead Partners, LLC, its General Partner By: /s/ James Michael Johnston James Michael Johnston Its Member Manager
STEELHEAD OFFSHORE, LTD. By: /s/ James Michael Johnston James Michael Johnston Its Director
EXHIBIT INDEX

Exhibit A	Joint Filing Undertaking	Page 11

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: December 5, 2007	J-K NAVIGATOR FUND, L.P. By: Steelhead Partners, LLC, its General Partner By: /s/ James Michael Johnston James Michael Johnston Its Member-Manager
STEELHEAD OFFSHORE, LTD. By: /s/ James Michael Johnston James Michael Johnston Its Director
STEELHEAD PARTNERS, LLC By: /s/ James Michael Johnston James Michael Johnston Its Member Manager
JAMES MICHAEL JOHNSTON /s/ James Michael Johnston James Michael Johnston
BRIAN KATZ KLEIN /s/ Brian Katz Klein Brian Katz Klein